EXHIBIT 99.3
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                                [GRAPHIC OMITTED]
                                [LOGO - VIKING]


NEWS RELEASE
JULY 12, 2005

                      VIKING ENERGY ROYALTY TRUST ANNOUNCES
                      DISTRIBUTIONS FOR THIRD QUARTER 2005
--------------------------------------------------------------------------------

CALGARY, JULY 12, 2005 - (VKR.UN) Viking Energy Royalty Trust ("Viking") announces that it has declared Unitholder distributions of $0.08 per unit for each of the months of July, August and September 2005 as follows:

RECORD DATE           DISTRIBUTION DATE    EX-DISTRIBUTION DATE   DISTRIBUTION PER UNIT
-----------           -----------------    --------------------   ---------------------
July 22, 2005         August 15, 2005      July 20, 2005                 $0.08
August 22, 2005       September 15, 2005   August 18, 2005               $0.08
September 22, 2005    October 17, 2005     September 20, 2005            $0.08


Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of its Trust Units who receive monthly distributions of the cash flow from the income. Viking currently has 170,580,643 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are $74.3 million of principal amount of Viking's 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:

                                                 Viking Energy Royalty Trust
John Zahary, President and CEO                   Suite 400, 330-5th Avenue S.W.
         or                                      Calgary, Alberta  T2P 0L4
Robert Fotheringham, VP Finance and CFO
         or                                      Ph:  (403) 268-3175
Diane Phillips, Investor Relations               Toll Free:  1-877-292-2527
                                                 Email: vikingin@viking-roy.com



To find out more about Viking Energy Royalty Trust visit our website at www.vikingenergy.com